EXHIBIT 3.5

FILED # C20716-98
Dec 16 2003
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

/s/    Dean Heller, Secretary of State


              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                         For Nevada Profit Corporations
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)


1. Name of corporation: RETINAPHARMA INTERNATIONAL, INC.

2. The articles have been amended as follows (provide article numbers, if available):

         ARTICLE I. The name of the corporation is changed from RetinaPharma International, Inc. to Xtra-Gold Resources Corp.

         ARTICLE IV. The number of shares of capital stock that the corporation is authorized to issue shall be increased from 100,000,000 shares of common stock, par value $.001 per share, to 250,000,000 shares of common stock, par value $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4.       Effective date of filing (optional): 12/19/03

5.       Officer Signature (required): /s/ Paul Zyla

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of he voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.